February 12, 2020

Zhou Deng Hua
Chief Executive Officer
XT Energy Group, Inc.
No.1, Fuqiao Village, Henggouqiao Town
Xianning, Hubei, China 437012

       Re: XT Energy Group, Inc.
           Form 10-K for the Fiscal Year Ended July 31, 2019
           Filed October 15, 2019
           File No. 000-54520

Dear Mr. Deng Hua:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 63

1. We note from your discussion of the changes in installation of power generation systems revenue on page 64 that air compression equipment and other components and heat pumps are parts of the installation of power generation systems, which were not sold separately during the year ended July 31, 2018, but which you sold as separate components during the year ended July 31, 2019 as a result of marketing efforts. You indicate that this resulted in increased revenues in Fiscal 2019. However, on page 68 you disclose that air compression equipment and heat pumps were not sold separately during the year ended July 31, 2017 but you sold them as separate components during the year ended July 31, 2018. Please reconcile these statements for us, and revise future filings to eliminate the inconsistency in your disclosure.
 Zhou Deng Hua
XT Energy Group, Inc.
February 12, 2020
Page 2
Critical Accounting Policies and Estimates
Revenue Recognition
Sale and installation of power generation systems, page 75

2. You disclose on page 76 that the installation revenues and sales of equipment and system component are combined and considered as one performance obligation, and the promises to transfer the equipment and system component and installation are not separately identifiable. Please address the following:

              Explain to us how this is consistent with the discussions on pages 64 and 68 indicating that air compression equipment and other components and heat pumps, which are parts of the installation of power generation systems, were sold as separate components during the year ended July 31, 2019.

              Revise future filings to disclose a clear and consistent policy on how the equipment and system components and heat pumps are treated in your accounting for contracts with customers. If you sell individual air compression equipment and other components and heat pump products separately from system installations, please disclose that fact and revise your disclosures to address your accounting.

Sales of Products , page 76

3. Please expand your discussion in future filings to identify the product or service categories where revenue is recognized at a point-in-time.
Gross versus Net Revenue Reporting, page 77

4. Revise the discussion in future filings to briefly describe your trading business, including the segment through which you provide these services, and the specific product or service categories provided. In addition, consistent with ASC 606-10-55-36A.b address your assessment of whether you have control over the goods or services before
FirstName LastNameZhou Deng Hua
       they are transferred to the customer, considering the indicators outlined in ASC 606-10-
Comapany NameXT Energy Group, Inc.
       55-39.
February 12, 2020 Page 2
FirstName LastName
 Zhou Deng Hua
FirstName LastNameZhou Deng Hua
XT Energy Group, Inc.
Comapany NameXT Energy Group, Inc.
February 12, 2020
Page 3
February 12, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Beverly Singleton at (202) 551-3328 or Martin James, Senior Advisor, at (202) 551-3671 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing